SO 3/6/03

03002270

UF 3-4-03

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterous Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 500, 301 - 8th Avenue S.W.
(No. and Street)

Calgary (City) Alberta Canada (State) T2P 1C5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Brown (403) 261-4245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 28 2003

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

3000, 700 - 2nd Street SW (Address) Calgary (City) Alberta Canada (State) T2P 0S7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, Adam Waterous, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterous Securities (U.S.A.) Inc., as of February 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

CURTIS D. SCHMEICHEL
Student-at-Law

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements of

WATEROUS SECURITIES (U.S.A.) INC.

December 31, 2002 and 2001

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte
& Touche

Auditors' Report

To the Shareholders of
Waterous Securities (U.S.A.) Inc.:

We have audited the balance sheets of **Waterous Securities (U.S.A.) Inc.** as at December 31, 2002 and 2001 and the statements of loss and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Calgary, Alberta
February 14, 2003

Chartered Accountants

Deloitte
Touche
Tohmatsu

WATEROUS SECURITIES (U.S.A.) INC.

Statements of Loss and Retained Earnings
Years Ended December 31, 2002 and 2001
(Stated in U.S. Dollars)

	2002 $	2001 $
REVENUE	**5,433**	700
EXPENSES	**5,913**	1,358
LOSS BEFORE INCOME TAXES	**(480)**	(658)
INCOME TAXES	**-**	4,567
NET LOSS	**(480)**	(5,225)
RETAINED EARNINGS, BEGINNING OF YEAR	**25,207**	30,432
RETAINED EARNINGS, END OF YEAR	**24,727**	25,207

Statements of Cash Flows
Years Ended December 31, 2002 and 2001
(Stated in U.S. Dollars)

	2002 $	2001 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net loss	**(480)**	(5,225)
Changes in non-cash working capital	**(4,350)**	39,333
	(4,830)	34,108
FINANCING		
Advances from parent company	**5,363**	21,592
NET INCREASE IN CASH	**533**	55,700
CASH, BEGINNING OF YEAR	**77,516**	21,816
CASH, END OF YEAR	**78,049**	77,516

WATEROUS SECURITIES (U.S.A.) INC.

Balance Sheets
December 31, 2002 and 2001
(Stated in U.S. Dollars)

	2002 $	2001 $
ASSETS		
Cash	**78,049**	77,516
Accounts receivable (Note 5(a))	**5,097**	101
Organization costs	**796**	796
	83,942	78,413
LIABILITIES		
Accounts payable	**646**	-
Due to parent company (Note 5(b))	**38,569**	33,206
	39,215	33,206
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	**20,000**	20,000
Retained earnings	**24,727**	25,207
	44,727	45,207
	83,942	78,413

SIGNED ON BEHALF OF THE BOARD

.... **Director**

.... **Director**

Notes to the Financial Statements
Years Ended December 31, 2002 and 2001
(Stated in U.S. Dollars)

1. INCORPORATION

The Corporation was incorporated on November 26, 1991 under the provisions of the Business Corporations Act (Alberta) for the purpose of investment banking. By Articles of Amendment dated December 17, 1991, the Corporation changed its name from 511420 Alberta Inc. to Waterous Securities (U.S.A.) Inc. The Corporation is a wholly-owned subsidiary of Waterous Securities Inc., a company incorporated in Alberta. At December 31, 2002, the Corporation had not commenced planned principle operations.

The Corporation is operating pursuant to a (K)(2)(i) exemption from the Securities and Exchange Commission Rule 15c3-3.

2. SIGNIFICANT ACCOUNTING POLICIES

Organization costs

All costs relative to the organization of the Corporation have been deferred at December 31, 2002. These costs will be amortized once the Corporation commences active operations. All other costs incurred, primarily of a general and administration nature, have been expensed.

Income taxes

The Corporation follows the liability method for accounting for income taxes.

Revenue recognition

The Corporation recognizes revenues as services are provided.

3. INCOME TAXES

At December 31, 2002, the Corporation had non-capital losses available to be carried forward against future taxable income in the amount of approximately $1,189, which begin to expire in 2008. At December 31, 2002, the Corporation had a net future income tax asset which has not been recognized for tax purposes.

Notes to the Financial Statements
Years Ended December 31, 2002 and 2001
(Stated in U.S. Dollars)

4. SHARE CAPITAL

Authorized
Unlimited number of Class A common voting shares
Unlimited number of Class B common voting shares
Unlimited number of Class C common voting shares
Unlimited number of Class D common non-voting shares
Issued
2,000 Class A shares

	Number of Shares	**Amount $**
Balance - December 31, 2002, 2001 and 2000	2,000	**20,000**

5. RELATED PARTY TRANSACTIONS

a) Investment banking services

The Corporation provides investment banking services to a related corporation, Waterous International (USA) Inc. under an agreement dated November 6, 2002 (the "Agreement"). The Corporation received a retainer fee of $5,000 upon signing of the Agreement. As the fee is non-refundable and is considered earned by agreement of both parties, the Corporation has recognized this amount as revenue for 2002. The Agreement has been entered into under normal commercial terms.

b) Due to parent company

The Corporation periodically receives advances from its parent company, Waterous Securities Inc. These advances are unsecured, non-interest bearing, with no fixed terms of repayment.

Notes to the Financial Statements
Years Ended December 31, 2002 and 2001
(Stated in U.S. Dollars)

6. SUPPLEMENTARY INFORMATION

As required by the National Association of Securities Dealers ("NASD") the Corporation must annually provide a computation of net capital.

	Net Capital Computation	
	2002	2001
	$	$
Cash	**78,049**	77,516
Total liabilities	**39,215**	33,206
Net capital	**38,834**	44,310

	Excess of Net Capital Computation	
	2002	2001
	$	$
Net capital	**38,834**	44,310
Required capital	**5,000**	5,000
Excess	**33,834**	39,310

There are no material differences between the calculation of net capital as set out above and as separately calculated by management of the Corporation.

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary, AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

Deloitte & Touche

February 14, 2003

To the Board of Directors
Waterous Securities (U.S.A.) Inc.
600, 301 – 8 Avenue SW
Calgary, AB T2P 1C3

Dear Sirs:

In connection with our audit of the financial statements of Waterous Securities (U.S.A.) Inc. at December 31, 2002, we advise you that, during our audit, we found no substantive inadequacies in the internal controls of the Corporation and do not wish to make any recommendations in this regard at the present time.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants

Deloitte
Touche
Tohmatsu